UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Surf Air Mobility Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
868927104
(CUSIP Number)
June 27, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 868927104

(1)	NAMES OF REPORTING PERSONS Palantir Technologies Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 10,663,956 (1)
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 10,663,956 (1)
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,663,956 (1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1% (2)
(12)	TYPE OF REPORTING PERSON (see instructions) CO

(1)    The Reporting Person held 10,663,956 shares of Common Stock as of June 27, 2024, including 4,856,727 shares of Common Stock received on June 27, 2024 as payment for certain outstanding receivables.

(2)    Based on 88,117,944 shares of Common Stock outstanding as of June 27, 2024 as provided by the Issuer.

Item 1.
(a)    Name of Issuer:
Surf Air Mobility Inc.
(b)    Address of Issuer’s Principal Executive Offices:

12111 S. Crenshaw Blvd.
Hawthorne, CA 90250
Item 2.
(a)    Name of Persons Filing:
Palantir Technologies Inc. (the “Reporting Person”)
(b)    Address of Principal Business Office or, if none, Residence:

1200 17th Street, Floor 15
Denver, Colorado 80202

(c)    Citizenship:
The Reporting Person is a corporation incorporated under the laws of State of Delaware.
(d)    Title of Class of Securities:
Common Stock, $0.0001 par value per share
(e)    CUSIP Number:
868927104
Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.    Ownership.
(a) Amount beneficially owned: 10,663,956 shares
The Reporting Person held 10,663,956 shares of Common Stock as of June 27, 2024, including 4,856,727 shares of Common Stock received on June 27, 2024 as payment for certain outstanding receivables.
(b)    Percent of class: 12.1%
Based on 88,117,944 shares of Common Stock outstanding as of June 27, 2024 as provided by the Issuer.
(c) Number of shares as to which the person has:
    (i)    Sole power to vote or to direct the vote
10,663,956 shares (see Item 4(a))
    (ii)    Shared power to vote or to direct the vote
0 shares
(iii)    Sole power to dispose or to direct the disposition of
10,663,956 shares (see Item 4(a))
(iv)    Shared power to dispose or to direct the disposition of
0 shares
Item 5.    Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.    Identification and Classification of Members of the Group.
Not applicable.
Item 9.    Notice of Dissolution of Group.
Not applicable.
Item 10.    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.
Dated: July 3, 2024
PALANTIR TECHNOLOGIES INC.

By:	/s/ Scott S. Hsu
Name:	Scott S. Hsu
Its:	Attorney-in-Fact

LIMITED POWER OF ATTORNEY

The undersigned, as an officer or director of Palantir Technologies Inc. (the “Corporation”), hereby constitutes and appoints Justin V. Laubach and Scott S. Hsu, and each of them, the undersigned’s true and lawful attorneys-in-fact and agents to:

(1) complete and execute for and on behalf of the Corporation, Forms 144, Forms 3, 4 and 5 and other forms as any such attorney-in-fact and agent shall in his or her discretion determine to be required or advisable pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, or any successor laws and regulations, as well as any reports on Schedules 13D or 13G or Forms 13F or 13H and amendments thereto in accordance with Section 13 of the Exchange Act;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 144, Form 3, 4 or 5, Schedule 13D or Schedule 13G, Forms 13F or 13H, or other such forms or schedules, or any amendment thereto, and timely file such form and schedule with the United States Securities and Exchange Commission (the “SEC”) and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorneys-in-fact, may be necessary or desirable in connection with the foregoing authority, it being understood that the documents executed by such attorneys-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney deems necessary or appropriate to comply with applicable laws and regulations.

The undersigned hereby grants to each such attorneys-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Corporation assuming, any of the undersigned’s responsibilities to comply with the Securities Act or Section 16 or Section 13 of the Exchange Act, as applicable.

This Limited Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 144, Forms 3, 4 and 5, Schedules 13D and 13G, Forms 13F and 13H, and/or any other documents, certificates, instruments, statements, filings, agreements, and amendments with respect to the undersigned’s holdings of and transactions in securities issued by or to the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact. This Limited Power of Attorney may be filed with the SEC as a confirming statement of the authority granted herein.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of June 3, 2024.

PALANTIR TECHNOLOGIES INC.,
a Delaware Corporation

By: /s/ David Glazer
David Glazer, Chief Financial Officer